UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.2.	Separate Condensed Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2017

On April 2, 2018, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2017 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund Ltd. as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No. 1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC Private Equity Fund No. 3 as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary.

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%.

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	September 9, 2016

Liquidated NPS-KBIC No. 1 Private Equity Fund

•	November 29, 2016

Established KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 22, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	March 22, 2017

Liquidated KBIC Private Equity Fund No. 3, a second-tier subsidiary

•	May 19, 2017

Conducted a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%.

•	May 19, 2017

Conducted a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added Maritime Securities Incorporation as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

1.3.	Overview of the Business Group

(As of December 31, 2017)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank International Ltd.	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Hyundai-Tongyang Agrifood Private Equity Fund	KB Securities	Not listed
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	Maritime Securities Incorporation	KB Securities	Not listed (Overseas)
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of December 31, 2017)	(Unit: Won, shares)

Issue Date	Type	Number of Shares	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	Stock Swap; % increase in number of common shares: 8.22045%

Number of Shares

(As of December 31, 2017)	(Unit: shares)
	Type
	Common Stock	Other Stock	Total
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000
Shares Issued (A)	418,111,537	—	418,111,537
Treasury Stock (B) *	18,773,954	—	18,773,954
Shares Outstanding (A-B)	399,337,583	—	399,337,583

Note: The board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares on February 4, 2016, August 2, 2016 and November 24, 2017. For more information, please refer to the Company’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date.

*	As of March 31, 2018, the Company held an aggregate of 21,877,863 shares of common stock as treasury shares which were acquired pursuant to trust agreements.

1.4.2.	Voting Rights

(As of December 31, 2017)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	418,111,537	—
	Preferred	—	—
Shares without voting rights	Common shares	18,773,954	Treasury shares
	Preferred	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	399,337,583	—
	—	—	—

1.5.	Dividends

		(Unit: in millions of Won, except per share amount)

Items		January 1, 2017 to December 31, 2017	January 1, 2016 to December 31, 2016	January 1, 2015 to December 31, 2015
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		3,311,438	2,143,744	1,698,318
(Consolidated) Earnings per share (Won)		8,305	5,588	4,396

Total cash dividends		766,728	497,969	378,625

Total stock dividends		—	—	—

(Consolidated) Cash dividend payout ratio (%)		23.2	23.2	22.3
Cash dividend yield (%)	Common Shares	3.1	2.9	2.9
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	1,920	1,250	980
	—	—	—	—
Stock dividend per share	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Net interest income	7,710,009	6,402,529	6,203,199
Interest income	11,382,452	10,021,882	10,375,823
Interest expense	(3,672,443)	(3,619,353)	(4,172,624)
Net fee and commission income	2,050,024	1,584,892	1,534,983
Fee and commission income	3,988,250	3,150,877	2,971,095
Fee and commission expense	(1,938,226)	(1,565,985)	(1,436,112)
Net insurance income	593,710	(117,803)	(105,614)
Insurance income	8,970,992	1,201,352	1,373,373
Insurance expense	(8,377,282)	(1,319,155)	(1,478,987)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	740,329	(8,768)	359,727
Net other operating expenses	(901,890)	(415,908)	(610,346)
General and administrative expenses	(5,628,664)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	4,563,518	2,216,231	2,858,365
Provision for credit losses	(548,244)	(539,283)	(1,037,231)
Net operating profit	4,015,274	1,676,948	1,821,134

Note: Based on K-IFRS (on a consolidated basis).

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

(Unit: in millions of Won)
		For the year ended December 31, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	219,970,681	1.20	54.26	207,194,480	1.32	60.76	193,725,814	1.69	62.62
	Certificate of deposit	2,862,817	1.57	0.71	3,386,647	1.65	0.99	3,645,078	1.92	1.18
	Borrowings	9,306,125	1.41	2.30	6,803,292	1.54	2.00	5,709,025	1.88	1.85
	Call money	2,165,151	1.26	0.53	1,414,780	1.35	0.41	2,009,387	1.66	0.65
	Debentures	36,393,274	2.17	8.98	30,075,804	2.49	8.82	27,365,637	2.78	8.85
	Other	13,735,978	1.41	3.38	7,700,215	1.45	2.26	4,763,806	2.03	1.53

Subtotal		284,434,026	1.35	70.16	256,575,218	1.47	75.24	237,218,747	1.83	76.68

Foreign Currency	Deposits	10,156,743	0.80	2.51	8,713,640	0.53	2.56	6,183,499	0.52	2.00
	Borrowings	6,438,408	1.17	1.59	5,644,047	0.78	1.66	6,121,121	0.46	1.98
	Call money	1,239,627	1.39	0.31	1,161,517	0.72	0.34	1,007,103	0.28	0.33
	Debentures	3,374,998	2.71	0.83	4,139,036	2.55	1.21	3,520,324	3.00	1.14
	Other	321,263	0.56	0.07	222,098	0.94	0.06	163,462	1.31	0.05

Subtotal		21,531,039	1.24	5.31	19,880,338	1.04	5.83	16,995,509	1.01	5.50

Other	Total shareholders’ equity	34,785,839	—	8.58	30,308,008	—	8.89	28,252,594	—	9.13
	Allowances	829,075	—	0.20	748,594	—	0.22	787,604	—	0.25
	Other	63,855,888	—	15.75	33,476,080	—	9.82	26,126,546	—	8.44

Subtotal		99,470,802	—	24.53	64,532,682	—	18.93	55,166,744	—	17.82

Total		405,435,867	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

(Unit: in millions of Won)
		For the year ended December 31, 2017			For the year ended December 31, 2016			For the year ended December 31, 2015
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	6,757,757	1.44	1.67	6,075,873	1.52	1.78	7,197,739	1.83	2.33
	Securities	80,406,670	1.81	19.83	55,999,995	2.12	16.42	45,372,914	3.22	14.67
	Loans	247,117,982	3.28	60.95	225,153,667	3.15	66.03	207,499,414	3.48	67.07
	Guarantee payments under payment guarantee	17,008	0.66	—	28,005	1.16	0.01	32,644	1.19	0.01
	Call loan	315,950	1.28	0.08	399,843	1.43	0.12	314,179	1.79	0.10
	Private placement corporate bonds	1,801,681	4.00	0.44	1,081,692	3.99	0.32	830,676	3.81	0.27
	Credit cards	14,877,741	8.32	3.67	12,823,200	8.66	3.76	11,904,279	9.03	3.85
	Other	4,123,143	3.87	1.02	5,061,229	4.96	1.48	7,154,906	5.15	2.31
	Allowance	(2,116,366)	—	(0.52)	(2,182,313)	—	(0.64)	(2,316,563)	—	(0.75)

Subtotal		353,301,566	3.15	87.14	304,441,191	3.21	89.28	277,990,188	3.70	89.86

Foreign Currency	Due from banks	2,862,165	1.06	0.71	2,553,722	0.75	0.75	1,782,048	1.12	0.58
	Securities	10,013,637	3.19	2.47	3,792,545	2.61	1.11	1,285,058	2.06	0.42
	Loans	7,136,381	2.29	1.76	8,125,102	1.76	2.38	9,009,829	1.52	2.91
	Call loan	2,909,920	1.53	0.72	2,220,839	0.65	0.65	1,435,461	0.33	0.46
	Bills bought	3,166,307	1.51	0.78	2,768,692	1.30	0.81	2,728,557	1.10	0.88
	Allowance	(173,771)	—	(0.04)	(328,130)	—	(0.10)	(234,422)	—	(0.08)
	Other	72,297	—	0.01	24,789	—	0.02	3,143	—	—

Subtotal		25,986,936	2.35	6.41	19,157,559	1.64	5.62	16,009,674	1.37	5.17

Other	Cash	1,726,448	—	0.43	1,724,701	—	0.51	1,715,237	—	0.55
	Fixed assets held for business	5,826,159	—	1.44	3,464,031	—	1.02	3,230,133	—	1.04
	Other	18,594,758	—	4.58	12,200,756	—	3.57	10,435,768	—	3.38

Subtotal		26,147,365	—	6.45	17,389,488	—	5.10	15,381,138	—	4.97

Total		405,435,867	—	100.00	340,988,238	—	100.00	309,381,000	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group – Capital Adequacy Ratio			(Unit: in billions of Won, %)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Total Capital (A)	32,402	31,103	29,140
Risk-weighted assets (B)	212,777	203,649	188,213
BIS ratio (A/B)	15.23%	15.27%	15.48%

*Note: Calculated in accordance with Basel III

Kookmin Bank – Capital Adequacy Ratio

Kookmin Bank – Capital Adequacy Ratio			(Unit: in billions of Won, %)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Total Capital (A)	25,914	24,579	23,686
Risk-weighted assets (B)	161,825	150,649	147,973
BIS ratio (A/B)	16.01%	16.32%	16.01%

*Note: Calculated in accordance with Basel III

KB Securities – Net Capital Ratio			(Unit: in billions of Won, %)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Net Operating Capital (A)	3,211	2,844	1,815
Total amount at risk (B)	1,048	866	686
Maintenance equity margin (C)	134	134	269
Net capital ratio (A-B)/(C)	1,609.03%	1,471.73%	419.94%
Capital surplus (A-B)	2,163	1,978	1,129

*Note: Amended calculation standards went into effect in January 2015

KB Insurance – Risk-based Capital (“RBC”) Ratio			(Unit: in billions of Won, %)
	As of December 31, 2017(1)	As of December 31, 2016(1)	As of December 31, 2015
Available capital (A)	3,080	2,774	2,379
Required capital (B)	1,618	1,644	1,398
RBC ratio(2) (A/B)	190.3%	168.7%	170.2%

(1)	Figures as of December 31, 2017 and December 31, 2016 are on a consolidated basis
(2)	RBC ratio = available capital / required capital x 100%

2.3.2. Credit Ratings

(As of December 31, 2017)
Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
6/5/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

9/16/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/18/2015	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

11/25/2015	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/11/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/30/2016	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

7/22/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

8/24/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

11/25/2016	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

1/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/24/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

4/5/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

5/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

6/23/2017	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)

8/28/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.3. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 23, 2017	2,795
January 19, 2018	407

2.3.4. Material Events Following the End of the Reporting Period

On March 20, 2018, Kookmin Bank changed its headquarters’ address from 84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea to 26, Gukjegeumyung-ro 8-gil, Yeongdeunpo-gu, Seoul 07331, Korea.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1. Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	19,817,825	17,884,863	16,316,066
Financial assets at fair value through profit or loss	32,227,345	27,858,364	11,174,064
Derivative financial assets	3,310,166	3,381,935	2,278,112
Loans	290,122,838	265,486,134	245,005,370
Financial investments	66,608,243	45,147,797	39,136,759
Investments in associates	335,070	1,770,673	1,737,840
Property and equipment	4,201,697	3,627,268	3,287,383
Investment property	848,481	755,011	211,815
Intangible assets	2,943,060	652,316	466,828
Net defined benefit assets	894	—	—
Current income tax assets	6,324	65,738	18,525
Deferred income tax assets	3,991	133,624	8,373
Assets held for sale	155,506	52,148	48,628
Other assets	16,204,169	8,857,785	9,375,704

Total assets	436,785,609	375,673,656	329,065,467

Financial liabilities at fair value through profit or loss	12,023,058	12,122,836	2,974,604
Derivative financial liabilities	3,142,765	3,807,128	2,325,756
Deposits	255,800,048	239,729,695	224,268,185
Debts	28,820,928	26,251,486	16,240,743
Debentures	44,992,724	34,992,057	32,600,603
Provisions	568,033	537,717	607,860
Net defined benefit liabilities	154,702	96,299	73,197
Current income tax liabilities	433,870	441,812	30,920
Deferred income tax liabilities	533,069	103,482	179,243
Insurance contract liabilities	31,801,275	7,290,844	6,924,699
Other liabilities	24,470,308	19,038,897	13,936,935

Total liabilities	402,740,780	344,412,253	300,162,745

Equity attributable to shareholders of the parent company	34,038,685	30,998,044	28,680,621
Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	17,122,228	16,994,902	15,854,510
Accumulated other comprehensive income	537,668	405,329	430,244
Retained earnings	15,044,204	12,229,228	10,464,109
Treasury shares	(755,973)	(721,973)	—
Non-controlling interests	6,144	263,359	222,101

Total equity	34,044,829	31,261,403	28,902,722

Total liabilities and equity	436,785,609	375,673,656	329,065,467

Number of consolidated companies	221	196	83

3.1.2. Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest income	7,710,009	6,402,529	6,203,199
Net fee and commission income	2,050,024	1,584,892	1,534,983
Insurance income	593,710	(117,803)	(105,614)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss	740,329	(8,768)	359,727
Net other operating expenses	(901,890)	(415,908)	(610,346)
General and administrative expenses	(5,628,664)	(5,228,711)	(4,523,584)
Operating profit before provision for credit losses	4,563,518	2,216,231	2,858,365
Provision for credit losses	(548,244)	(539,283)	(1,037,231)
Net operating income	4,015,274	1,676,948	1,821,134
Net non-operating income(loss)	123,150	951,707	343,561
Profit before income tax	4,138,424	2,628,655	2,164,695
Income tax expense	(794,963)	(438,475)	(437,389)
Profit for the period	3,343,461	2,190,180	1,727,306
Other comprehensive income (loss) for the period, net of tax	136,226	(24,937)	(31,262)

Total comprehensive income for the period	3,479,687	2,165,243	1,696,044

Profit attributable to:	3,343,461	2,190,180	1,727,306
Shareholders of the parent company	3,311,438	2,143,744	1,698,318
Non-controlling interests	32,023	46,436	28,988

Total comprehensive income for the period attributable to:	3,479,687	2,165,243	1,696,044

Shareholders of the parent company	3,445,285	2,118,829	1,666,883
Non-controlling interests	34,402	46,414	29,161
Earnings per share
Basic earnings per share (Won)	8,305	5,588	4,396
Diluted earnings per share (Won)	8,257	5,559	4,376

3.2. Separate Condensed Financial Information

3.2.1. Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Cash and due from financial institutions	245,400	115,065	324,947
Financial assets at fair value through profit or loss	284,485	246,656	99,118
Loans	10,000	29,415	—
Investments in subsidiaries	24,062,116	21,392,745	18,557,566
Investments in associates	—	1,053,690	883,065
Property and equipment	697	469	578
Intangible assets	8,864	8,092	8,428
Net defined benefit assets	201	193	—
Deferred income tax assets	10,282	4,604	4,515
Other assets	480,789	519,223	137,954

Total assets	25,102,834	23,370,152	20,016,171

Debts	300,000	350,000	—
Debentures	5,162,600	3,474,200	1,647,117
Net defined benefit liabilities	—	—	591
Current income tax liabilities	308,854	419,607	17,178
Other liabilities	204,835	104,528	123,281

Total liabilities	5,976,289	4,348,335	1,788,167

Share capital	2,090,558	2,090,558	1,931,758
Capital surplus	14,742,814	14,656,168	13,513,809
Accumulated other comprehensive loss	(5,233)	(4,742)	(4,979)
Retained earnings	3,054,379	2,998,923	2,787,416
Treasury Shares	(755,973)	(719,090)	—

Total equity	19,126,545	19,021,817	18,228,004

Total liabilities and equity	25,102,834	23,370,152	20,016,171

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2. Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net interest expense	(97,218)	(55,924)	(25,744)
Net fee and commission expense	(7,808)	(7,214)	(8,228)
Net gains on financial assets at fair value through profit or loss	745	5,272	1,658
Net other operating income	709,544	694,908	315,527
General and administrative expenses	(57,485)	(46,734)	(39,916)
Operating profit before provision for credit losses	547,778	590,308	243,297
Provision for credit losses	—	—	—
Operating profit	547,778	590,308	243,297
Net non-operating expense	125	(340)	(62)
Profit before income tax	547,903	589,968	243,235
Income tax benefit (expense)	5,522	164	190
Profit for the period	553,425	590,132	243,425
Other comprehensive income (loss) for the period, net of tax	(491)	237	(741)

Total comprehensive income for the period	552,934	590,369	242,684

Earnings per share
Basic earnings per share (Won)	1,388	1,538	630
Diluted earnings per share (Won)	1,380	1,530	627

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won, %)
Category	As of December 31, 2017	As of December 31, 2016	As of December 31, 2015
Current assets in Won (A)	47,253	59,429	325,124
Current liabilities in Won (B)	6,792	5,554	4,565
Liquidity ratio (A/B)	695.72	1,070.02	7,122.10

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

			(Unit: %)
Category	For the year ended December 31, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Net income as a percentage of average total assets (ROA)	0.82	0.63	0.54
Net income as a percentage of average shareholders’ equity (ROE)	10.18	7.26	6.06

Note: Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower

(As of December 31, 2017)
Company	Credit extended
(Unit: in billions of Won)
Samsung Electronics Co., Ltd.	1,703
Kia Motors Corporation	788
Hyundai Motor Company	668
Hyundai Capital Services, Inc.	596
LG Electronics Inc.	587
Hyundai Steel Co., Ltd.	558
GS Caltex Corporation	553
AGRICULTURAL BANK	541
S-Oil Corporation	529
BANK OF COMMUNICATION	498
Samsung Display Co., Ltd..	491
Korea Securities Finance Corp.	455
LG Display Co., Ltd..	454
Shinhan Financial Group Co., Ltd.	427
CHINA CONSTRUCTION	391
SK Energy Co., Ltd	361
Shinsegae Inc.	356
Hankook Tire Co., Ltd.	348
Hanwha Corporation	346
LS Nikko Copper Inc	340

Total	10,990

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of December 31, 2017)
Group	Credit extended
(Unit: in billions of Won)
Hyundai Motor	4,146
Samsung	3,481
SK	1,769
LG	1,573
Lotte	1,512
Hanwha	1,251
LS	832
GS	831
CJ	721
Hyundai Heavy	682

Total	16,798

3.3.5. Kookmin Bank’s Loan Concentration by Industry

	(As of December 31, 2017)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	40,901	34.27
Real estate	25,246	21.15
Retail and wholesale	16,035	13.43
Hotel, lodging and food service	7,842	6.57
Construction	2,949	2.47
Financial institutions	2,289	1.92
Other	24,094	20.19

Total	119,356	100.00

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

		(As of December 31, 2017)
Borrower	Industry	Total Credit	Allowance for Loan Losses
			(Unit: in billions of Won)
Borrower A	Construction	99.1	97.2
Borrower B	Construction	67.6	67.3
Borrower C	Manufacturing	66.9	59.9
Borrower D	Publishing, Media, Broadcasting and Information Services	55.3	51.5
Borrower E	Shipbuilding	51.4	37.0
Borrower F	Real estate and leasing	42.3	41.7
Borrower G	Construction	40.6	39.8
Borrower H	Transportation	39.1	17.0
Borrower I	Shipping	23.8	23.5
Borrower J	Manufacturing	15.8	4.1
Borrower K	Publishing, Media, Broadcasting and Information Services	14.3	13.1
Borrower L	Retail and wholesale	14.3	8.3
Borrower M	Retail and wholesale	10.4	7.6
Borrower N	Manufacturing	9.4	9.1
Borrower O	Construction	9.1	7.7
Borrower P	Manufacturing	9.1	0.2
Borrower Q	Construction	9.0	8.3
Borrower R	Manufacturing	7.8	3.7
Borrower S	Manufacturing	6.3	4.3
Borrower T	Professional, Scientific, and Technical	6.0	0.4

Total		597.6	501.7

3.4.	Other Financial Information

See the Company’s Form 6-K furnished to the Securities and Exchange Commission on March 13, 2018 (available on www.sec.gov), which contains the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2017 and 2016 and related notes, which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	11,080
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	10,505
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	760	9,947

(1)	Excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1) (in millions of Won)
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540
January 1 to December 31, 2016	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2016 to April 30, 2017	459
January 1 to December 31, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2017, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1. Total Amount Approved at the Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total amount approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	2,500	—

(1)	Represents the total number of applicable persons as of December 31, 2017.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount Paid as of December 31, 2017

			(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)	Average payment per person(3)	Notes
9	1,507	172	—

(1)	Represents the total number of applicable persons as of December 31, 2017.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2017.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2017, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

*Stuart B. Solomon was newly appointed as a non-executive director on March 24, 2017.

*Hong Lee, a non-standing director, resigned on November 20, 2017.

*Yin Hur was newly appointed as a non-standing director on November 20, 2017.

	(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(4)	Average payment per person (3)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	926	463	—
Non-executive Directors (excluding Audit Committee members)	3	236	85	—
Audit Committee members	4	345	86	—
Internal Auditor	—	—	—	—

(1)	Represents the total number of applicable persons as of December 31, 2017.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2017.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2017, divided by (ii) the annualized number of applicable persons for the applicable reporting period.
(4)	Payment subject to the Company’s internal policies on compensation to directors.

5.3.3. Compensation exceeding Won 500 million – Individual basis

Compensation exceeding Won 500 million – Individual Basis

(Unit: in millions of Won)

Name	Position	Total Compensation(1)(2)	Additional Compensation(3)
Jong Kyoo Yoon	Chairman & CEO	926

12,018 shares in November 2018, 12,018 shares in November 2019, and 12,018 shares in November 2020 are expected to be granted as a long-term performance-based stock grant, pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017. The actual payment amount will be determined in the future based on the fair market price of our shares.

In addition to the above compensation, a maximum amount of 46,890 shares over three years (15,630 shares per year) are expected to be granted as a long-term performance-based stock grant. The actual share amount will be determined in the future based on a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020.

(1)	Consists of 2017 annual salary of Won 473 million (including allowances for business expenses of Won 210 million) and a short-term incentive payment of Won 453 million, of which Won 240 million was based on performance in 2016 and paid in the first quarter of 2017 and Won 213 million was based on performance from January 1, 2017 to November 20, 2017 before reappointment and paid in the fourth quarter of 2017.
(2)	In addition to such total compensation, Won 776 million was paid by Kookmin Bank to Mr. Jong Kyoo Yoon, who concurrently served as the president of Kookmin Bank. Such amount includes 2017 annual salary of Won 327 million (including allowances for business expenses of Won 140 million), a short-term incentive payment of Won 396 million (of which Won 210 million was based on performance in 2016 and paid in the first quarter of 2017 and Won 186 million was based on performance from January 1, 2017 to November 20, 2017 before reappointment and paid in the fourth quarter of 2017), and a retirement payment of Won 53 million paid upon his retirement from Kookmin Bank on November 20, 2017.
(3)	In addition to such additional compensation, Kookmin Bank will grant a performance-based stock grant of our shares. 10,515 shares in November 2018, 10,515 shares in November 2019, and 10,517 shares in November 2020 are expected to be granted as a long-term performance-based stock grant, pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017. The actual payment amount will be determined in the future based on the fair market price of our shares.

Criteria and method of calculating compensation

Name	Compensation Type	Classification	Total Compensation (in millions of Won)	Calculation criteria and method
Jong Kyoo Yoon	Earned income	Salary	473	A monthly salary is paid, which is derived by dividing (i) the amount of annual salary determined by resolution of the Evaluation & Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting by (ii) 12 months. (This amount includes allowances for business expenses.)

		Bonus	453

The bonus payment of Won 453 million, of which Won 240 million was based on performance in 2016 and paid in the first quarter of 2017 and Won 213 million was based on performance from January 1, 2017 to November 20, 2017 and paid in the fourth quarter of 2017.

The short-term performance-based incentive payment based on performance in 2016 was approved at the second meeting of the Evaluation & Compensation Committee held in 2017 based on the final performance evaluation and resolution by the Evaluation & Compensation Committee, in accordance with the “Proposal on Long- and Short-Term Performance Evaluation and Compensation Scheme for the CEO,” which was approved at the second meeting of the Evaluation & Compensation Committee held in 2016.

The short-term performance evaluation index for 2016 comprises financial results (e.g., ROE, RAROC, CIR, real NPL ratio, Tier 1 ratio) and results related to strategic initiatives (e.g., laying the foundation for becoming the leading financial group by securing a competitive edge or enhancing the Company’s business portfolio and optimizing synergy.) The amount of the short-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

With respect to financial results, the major achievements reflected in the performance evaluation included the attainment of key financial indicators that exceeded the target for that year, such as a 26.23% YoY increase in the Company’s net income to Won 2,143.7 billion in 2016 and enhancement in NPL ratio and Tier 1 ratio.

With respect to results related to strategic initiatives, the major achievements reflected in the performance evaluation included strengthening of business competitiveness by enhancing customer-centric sales channels, solidifying market power by securing a competitive edge in core businesses and laying the foundation for future growth, all of which helped the Company to become the leading financial group.

Other achievements that were considered included the diversification of the business portfolio through the acquisition of Hyundai Securities and the successful post-merger-integration, as well as the continuous growth of intra-group synergies and cross-business customers through strengthening WM/CIB cooperation and intra-group collaboration.

Due to the termination of his term in November 20, 2017, the evaluation for 2017 was based on performance from January 1, 2017 to November 20, 2017. The short-term performance-based incentive payment based on performance in 2017 was approved at the seventh meeting of the Evaluation & Compensation Committee held in 2017 based on the final performance evaluation and resolution by the Evaluation & Compensation Committee, in accordance with the “Proposal on Long- and Short-Term Performance Evaluation and Compensation Scheme for the CEO,” which was approved at the second meeting of the Evaluation & Compensation Committee held in 2017.

The short-term performance evaluation index for 2017 comprises financial results (e.g., ROE, RAROC, CIR, real NPL ratio, Tier 1 ratio, net increase in the group’s active cross-business customers) and non-financial results (e.g., solidifying the position of the Company as the leading financial group by improving the Company’s competitive edge and enhancing customer value by establishing a “One-Firm KB.”) The amount of the short-term incentive payment is determined based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

With respect to financial results, the achievements considered included the enhancement of the Company’s business portfolio by successfully adding wholly owned subsidiaries, KB Insurance and KB Capital, which helped the group to exceed its goals for financial performance in 2017.

With respect to non-financial results, the major achievements considered included solidifying the position of the Company as the leading financial group through strengthening market power by securing the competency and competitive edge of the subsidiaries’ core businesses, proactively adapting to changes in the fintech industry and promoting the adoption of digital systems within the Company, as well as establishing customer-centric sales channels and strengthening non-personal sales channels, which enhanced the overall customer experience.

5.4. Affiliated Companies

5.4.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2017 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) KB Life Insurance Co., Ltd. (100.00%)

6) KB Asset Management Co., Ltd. (100.00%)

7) KB Capital Co., Ltd. (100.00%)

8) KB Savings Bank Co., Ltd. (100.00%)

9) KB Real Estate Trust Co., Ltd. (100.00%)

10) KB Investment Co., Ltd. (100.00%)

11) KB Credit Information Co., Ltd. (100.00%)

12) KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of December 31, 2017 and March 31, 2018, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2018 are set forth below.

Name	Date of Birth	Position	Common Shares Owned*	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	14,000	November 20, 2020

*	Represents the number of common shares owned as of December 31, 2017.

6.2.	Non-standing Directors

As of December 31, 2017 and March 31, 2018, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2018 are set forth below.

Name	Date of Birth	Position	Common Shares Owned*	End of Term
Yin Hur	December 1961	Non-standing Director	1,000	March 23, 2020

*	Represents the number of common shares owned as of December 31, 2017.

6.3.	Non-executive Directors

Our non-executive directors, the end of their terms and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2018 are as follows.

Name	Date of Birth	Position	Common Shares Owned*	End of Term
Stuart B. Solomon	July 1949	Non-executive Director	—	March 22, 2019
Suk Ryul Yoo	April 1950	Non-executive Director	—	March 22, 2019
Suk Ho Sonu	September 1951	Non-executive Director	—	March 22, 2020
Myung Hee Choi	February 1952	Non-executive Director	—	March 22, 2020
Kouwhan Jeong	September 1953	Non-executive Director	—	March 22, 2020
Jae Ha Park	November 1957	Non-executive Director	—	March 22, 2019
Jongsoo Han	October 1960	Non-executive Director	—	March 22, 2019

*	Represents the number of common shares owned as of December 31, 2017.

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following fifteen executive officers as of March 31, 2018.

Name	Date of Birth	Position	Common Shares Owned*	End of Term
Ki Heon Kim	October 1955	Deputy President and Chief Information Technology Officer	—	December 31, 2018
Kyung Eun Yoon	May 1962	Deputy President and Head of the Capital Markets Business Units	3,814	December 31, 2018
Jeong Rim Park	November 1963	Deputy President; Wealth Management Planning Department	540	December 31, 2018
Ki-Hwan Kim	March 1963	Senior Managing Director and Chief Financial Officer	321	December 31, 2018
Young-Tae Park	December 1961	Senior Managing Director and Chief Data Officer	450	December 31, 2018
Pil Kyu Im	March 1964	Senior Managing Director and Chief Compliance Officer	445	January 10, 2020
Kyung Yup Cho	September 1961	Senior Managing Director; KB Research	800	December 31, 2018
Bo Youl Oh	January 1962	Senior Managing Director; Corporate and Investment Banking Planning Department	—	December 31, 2018
Young Hyuk Jo	April 1963	Senior Managing Director and Head of the Audit Department	461	December 31, 2018
Chang Kwon Lee	November 1965	Managing Director and Chief Strategy Officer	—	December 31, 2018
Hyun Jin Shin	February 1965	Managing Director and Chief Risk Management Officer	—	December 31, 2019
Dong Whan Han	January 1965	Managing Director and Chief Digital Innovation Officer	100	December 31, 2018
Nam Hoon Cho	June 1968	Managing Director and Chief Global Strategy Officer	—	December 31, 2018
Soon Bum Kwon	October 1966	Managing Director and Chief Human Resources Officer	1,255	December 31, 2019
Chai Hyun Sung	September 1965	Managing Director and Chief Public Relations Officer	652	December 31, 2018

*	Represents the number of common shares owned as of December 31, 2017.

As of March 31, 2018, the following management also serves as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Kyung Eun Yoon	KB Securities	Chief Executive Officer	December 2016
Ki Heon Kim	KB Data Systems	Chief Executive Officer	January 2018
Jeong Rim Park	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2017
	KB Securities	Deputy President; Wealth Management Division	January 2017
Young-Tae Park	Kookmin Bank	Senior Managing Director; Data Strategy Division	January 2018
	KB Kookmin Card	Senior Managing Director; Data Strategy Division	January 2018
Bo Youl Oh	Kookmin Bank	Senior Managing Director Corporate and Investment Banking Customer Group	January 2018
	KB Securities	Deputy President; Investment Banking Division	January 2018
Dong Whan Han	Kookmin Bank	Managing Director; Digital Business Group	January 2017
Chai Hyun Sung	Kookmin Bank	Managing Director; Consumer Brand Strategy Group	January 2018
Chang Kwon Lee	KB Securities	Non-standing Director	February 2018
Ki-Hwan Kim	KB Insurance	Non-standing Director	February 2018
	KB Kookmin Card	Non-standing Director	February 2018

As of March 31, 2018, the following non-executive directors also served as a director at another company.

Name	Company	Position	Appointment Date
Suk Ryul Yoo	Jungmok	CEO	December 2013
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	President Attorney at Law	May 2016

6.5.	Employees

The following table shows information regarding our employees as of December 31, 2017.

		(Unit: in millions of Won)
Number of Employees	Average Tenure of Employees (months)	Total Amount of Annual Salaries	Average Annual Salary per Person (1)
164	38	20,906	127

(1)	Represents (i) the total amount paid for the year ended December 31, 2017 divided by (ii) the total number of employees as of December 31, 2017.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2017.

		(Unit: shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	40,204,583	9.62
JP Morgan Chase Bank, N.A.(2)	25,755,140	6.16

(1)	Based on 418,111,537 shares of our common stock issued and outstanding as of December 31, 2017.
(2)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2017)			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68
Korean National Pension Service	December 31, 2017	40,204,583	9.62

(1)	Based on 418,111,537 total issued shares of common stock for dates on or after October 19, 2016, and 386,351,693 total issued shares of common stock for dates prior to October 19, 2016.

7.3.	Employee Stock Ownership Association

(As of December 31, 2017)	(Unit: shares)
Company Name	Number of Shares of Common Stock
KB Financial Group Inc.	14,472
Kookmin Bank	1,825,345
KB Securities Co., Ltd.	11,245
KB Insurance Co., Ltd.	15,500
KB Kookmin Card Co., Ltd.	101,827
KB Life Insurance Co., Ltd.	7,282
KB Asset Management Co., Ltd.	3,930
KB Capital Co., Ltd.	747
KB Savings Bank Co., Ltd.	838
KB Real Estate Trust Co., Ltd.	4,096
KB Investment Co., Ltd.	595
KB Credit Information Co., Ltd.	5,737
KB Data Systems Co., Ltd.	6,424

Total	1,998,038

7.4.	Investments in Affiliated Companies

(As of December 31, 2017)				(Units: shares, millions of Won, %)
Company Name	Ending Balance			Total Assets	Net Income (loss)
	Number of shares	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	323,419,161	2,262,916
KB Securities Co., Ltd.	298,620,424	100	3,342,391	36,079,842	271,534
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	31,538,102	360,489
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	17,659,957	302,106
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	9,125,712	18,955
KB Asset Management Co., Ltd.	7,667,550	100	96,312	197,641	52,279
KB Capital Co., Ltd.	21,492,128	100	573,811	8,736,903	120,109
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,158,829	21,150
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	246,685	36,407
KB Investment Co., Ltd.	8,951,797	100	104,910	146,555	(2,602)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	26,121	(5,316)
KB Data Systems Co., Ltd.	800,000	100	6,334	41,945	945

Total	—	—	24,062,116	—	—

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date

KB Investment Co., Ltd.	Subsidiary	Loans*	10	10	July 14, 2017	2.042%	July 13, 2018 (may be extended)

*	Unsecured credit loans

7.5.3. Purchase of Liiv trademark from Kookmin Bank

Counterparty	Kookmin Bank

Transaction Type	Purchase of an asset

Transaction Date	April 13, 2017

Transaction Object	Domestic and overseas trademark of “Liiv,” a mobile brand

Purpose	To generate synergy by promoting mobile brands at the group level

Transaction Price	Won 146 million (excluding value-added taxes)

Others	The Transaction Price was calculated based on the actual levels of expenditure made by Kookmin Bank in connection with the trademark and reflects the opinion of an external accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: April 3, 2018	By: /s/ Ki-Hwan Kim

(Signature)

	Name:	Ki-Hwan Kim

	Title:	Senior Managing Director and Chief Financial Officer